September 15, 2010

Jenifer Osterwalder
Spectral Capital Corporation
701 Fifth Avenue, Suite 4200
Seattle, WA 98104
USA

Dear Ms. Osterwalder:

This Letter of Intent Agreement ("LOI") is entered into this 15th of September, 2010 by and between Gamma Investment Holdings Ltd ("Gamma") and Spectral Capital Corporation ("Spectral") concerning the acquisition of an interest in mineral properties currently held by Gamma.

Gamma holds a 47% undivided interest in each of two separate mineral properties located in Russia in the Chita Region, which are identified as K1 and K2, respectively (together the "Mineral Properties").  These mineral properties are primarily intended for the extraction of ore containing gold and other valuable metals.  Spectral would like to acquire Gamma's interest in the Mineral Properties and Gamma desires to allow Spectral to acquire this interest under the terms and conditions provided in this LOI and subject to the satisfactory completion of due diligence review, regulatory approvals and the execution of a definitive agreement.   Under this Definitive Agreement, the parties intend that in exchange for a transfer of all of Gamma's interests in the Mineral Properties, Spectral would agree to:

1. Investment.  Spectral must provide all of the financing required to operate the Mineral Properties based on the mutually agreed upon payment milestones contained in the Definitive Agreement and in subsequent development agreements executed as governed by the Definitive Agreement.  This financing may be in the form of debt financing that can be recorded against the Mineral Interests or from a complete or partial sale of the Mineral Rights, as long as such a complete or partial sale were subject to the terms and conditions of the Definitive Agreement.  Spectral agrees to provide minimum financing as listed below with subsequent financing being determined under the process outlined in the Definitive Agreement:

 A total of Six months from the date hereof:  $2,500,000

A total of Twelve months from the date hereof: $5,000,000

A total of Twenty-Four months from  the date hereof: $35,000,000.

 These investment totals are cumulative, meaning that the total minimum  investment would be $35,000,000.  Gamma acknowledges that Spectral does not currently have the financial resources to make any of these investments.  However, there are options to purchase Spectral common stock held by investors in Spectral and that Spectral would require those investors to exercise their options or to otherwise obtain debt or equity financing in order to meet the above financing requirements.

2. Royalty.  Spectral agrees to pay Gamma a net smelter returns royalty of 2% on gold and 1% on all other minerals.

3. Stock Options.  Spectral Agrees to grant Gamma warrants to purchase up to 5,000,000 shares of common stock of Spectral at a per share exercise price of $1.00.  Gamma can pay such an exercise price through a "net exercise provision" incorporated in such warrants.  The Term of such warrants shall be five years.

4. Capitalization.  Spectral currently has issued and outstanding 100,057,623 common shares issued and outstanding and current warrants outstanding to purchase 10,000,000 common shares at an exercise price of $1.00.  Spectral currently has no outstanding preferred shares issued.  Spectral has 500,000,000 common shares authorized and 5,000,000 preferred shares authorized.

5. Current Operations.  Spectral is a technology company that currently operates a number of Internet based media search engines.  While Spectral believes it can acquire the necessary management expertise to develop the Mineral Properties, it does not currently have such expertise.  Spectral is not currently deriving enough revenue from its internet search engines to be able to provide any financing for the Mineral Properties.

6. Market Capitalization Minimum.  Beginning 12 months from the date of this LOI, Spectral will maintain a minimum market capitalization on the OTC Bulletin Board, AMEX, NASDAQ or NYSE exchange of at least $100,000,000 based on thirty day trailing volume weighted average closing price ("VWAP") or it would owe Gamma an additional payment of $1,000,000 due within 90 days of the failure to achieve such a VWAP price.  Such a minimum capitalization requirement will continue as long as any of Gamma's options remain valid by unexercised.

7. JV Agreement  The Definitive Agreement contemplates that the parties shall forthwith enter into a joint venture agreement (the "Joint Venture Agreement") with respect to the Mineral Properties. The $35,000,000 indicated above represent the minimum requirements for the Mineral Properties during the first two years.  Subsequent required payments would be determined under the Joint Venture Agreement.  Under the terms of the Joint Venture Agreement, Spectral will assume day-to-day operational control of the Mineral Properties. Questions relating to the structure, budget, funding and strategy of the joint venture ("JV") and other considerations outside the ordinary course of business or day-to-day operation of the JV will be determined by a joint venture committee ("JV Committee") to be comprised of one representative of each of  Gamma and Spectral and one independent director appointed by Gamma and two by Spectral.   Every question to determined by the JV Committee shall be decided by a majority of votes.  The Joint Venture Agreement will contain customary terms and conditions and will provide that, shall Spectral meet the financing requirements hereunder but not contribute 100% of  the required capital  that the JV determines is necessary to operate the Mineral Properties, then Gamma shall have the right to make such a payment and  Spectral's interest shall be reduced by the proportion of such a payment by Gamma relative to the amounts that Spectral has paid to date in order to finance the Mineral Properties.  For  example, if Spectral has spent $50,000,000 to date and fails to tender an additional $25,000,000 as required by the JV and Gamma tenders the required $25,000,000, Spectral's interest in the Mineral Properties would be reduced by 50% from 47% to 23.5%.   If Spectral then makes the next required payment by the JV it can earn back its interest.  Meaning if the next required payment were for $25,000,000 and it were tendered by Spectral, Spectral would retain 2/3 of it's interest, so it would have an interest of 31.3% in the Mineral Properties.  In no event will Spectral's interest drop below 10% as long as it fulfilled the minimum financing committment of $35,000,000 during the first 2 years of this LOI.

8. Confidentiality: The parties hereto acknowledge that certain confidential information will be disclosed for the purposes set out in this letter of intent. Each party to whom confidential information is disclosed (the "Recipient") hereby agrees that all such confidential information disclosed to it will be kept confidential, provided that the Recipient may disclose the confidential information (i) to its officers, employees, contractors, professional advisors, and other representatives strictly on a need to know basis, (ii) with the prior written consent of the disclosing party, or (iii) if required by law. Such confidential information will be used by the Recipient solely in connection with the purposes set out in this letter of intent and for no other or improper purpose.

9. Due diligence: The Acquisition shall be conditional upon the parties completing due diligence to their reasonable satisfaction within 30 days of the date of this letter of intent. Notwithstanding anything to the contrary contained herein, either party may, upon written notice within 30 days of the date hereof, terminate negotiations with respect to the Acquisition as a result of their due diligence findings. In the event of such termination, the parties shall be released from any obligations in respect of the Acquisition, except that the confidentiality provisions set out above shall remain in full force and effect for a period of two years from the date hereof.

10. Exclusivity: In the event that the Definitive Agreement is not entered into on or before April 30, 2011, this letter of intent shall terminate.  Notwithstanding the preceding sentence, the confidentiality provisions noted above shall survive the termination of this letter of intent.   Gamma shall not negotiate or otherwise offer for sale or financing any of the Mineral Properties to any other party during the term of this LOI.

11. This letter of intent shall be governed by the laws of the State of Nevada and the federal laws of the United States applicable therein, and the parties hereby irrevocably submit themselves  to the non-exclusive jurisdiction of the courts of such state.

12. This letter of intent may be executed (by original or facsimile transmission) in several counterparts, each of which so executed shall be deemed to be an original, and such counterparts together shall constitute but one and the same instrument.

Yours very truly,

/s/ Galina Klochkova

Galina Klochkova
Managing Director
Gamma Investment Holdings Ltd.

Accepted and agreed to as of the 15th of September, 2010

/s/ Jenifer Osterwalder

Jenifer Osterwalder
President and CEO
Spectral Capital Corporation